

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

May 5, 2010

By U.S. mail and facsimile to (412) 433-1167

Ms. Gretchen R. Haggerty, Executive Vice President and Chief Financial Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

  RE: United States Steel Corporation
    Definitive Proxy Statement on Schedule 14A
    Filed March 12, 2010
    File No. 1-16811

Dear Ms. Haggerty:

  We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A filed March 12, 2010

Executive Compensation, page 43
Compensation Discussion & Analysis, page 43
Risks Related to Executive Compensation, page 48

1. We note your disclosure in response to Item 402(s) of Regulation S-K. Please provide us supplementally with a description of the process you undertook to reach the conclusion that your compensation policies or practices do not create risks that are reasonably likely to have a material adverse effect on your company.

*   *   *   *

Please respond to this comment by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses our comment. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your response.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Errol Sanderson at (202) 551-3746 or, in his absence, Dieter King at (202) 551-3338, if you have questions regarding this comment.

Sincerely,

Terence O'Brien
Branch Chief